GLOBAL CAPITAL PARTNERS INC.

6000 Fairview Road
Suite 1410
Charlotte, North Carolina 28210
Ph 704.643.8220
Fx 704.643.8097
info@gcapitalpartners.com

NASDAQ Symbol (GCAP)

VIA FACSIMILE: 202-942-9530

January 15, 2002

Mr. David Lyon
Division of Corporate Finance
United States Securities
     and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:      Global Capital Partners Inc.
         Form S-3, File No. 333-54908

Dear Mr. Lyon:

Please remove the above mentioned S-3 filing. We are not able to proceed with this filing due to adverse market conditions and the fact that we are not S-3 eligible at this time.

Thank you,

/s/ Kevin D. McNeil

Kevin D. McNeil
Chief Financial Officer